EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE
(in millions, except per share amounts)		Three months ended		Nine months ended
		September 30, ---------------------		September 30, ---------------------
		2001 --------	2000 --------	2001 --------	2000 --------
Income from continuing operations		$771	$244	$570	$772
Discontinued operations		- -----	(19) -----	- -----	(19) -----
Net income		$771 =====	$225 =====	$570 =====	$753 =====

Weighted average common shares outstanding (2)		363	362	363	361
Add:	Outstanding options, reduced by the number of shares that could be repurchased with the proceeds from such exercise (at average market price)	1 -----	3 -----	- -----	2 -----
Shares outstanding for diluted calculation		364 =====	365 =====	363 =====	363 =====
EARNINGS (LOSS) PER COMMON SHARE, BASIC (1)
Income from continuing operations		$2.12	$0.67	$1.57	$2.14
Discontinued operations		- -----	(0.05) -----	- -----	(0.05) -----
Net earnings		2.12 =====	0.62 =====	1.57 =====	2.09 =====
EARNINGS (LOSS) PER COMMON SHARE, DILUTED (1)
Income from continuing operations		$2.12	$0.67	$1.57	$2.12
Discontinued operations		- -----	(0.05) -----	- -----	(0.05) -----
Net earnings		$2.12 =====	$0.62 =====	$1.57 =====	$2.07 =====

(1) This presentation is submitted in accordance with Item 601(b)(11) of Regulation S-K and Statement of Financial Accounting Standards No. 128.

(2) Average common shares outstanding exclude shares held by a subsidiary of PG&E Corporation (23,815,500 shares at September 30, 2000 and 2001) and shares held by the Company PG&E Corporation to secure deferred compensation obligations (281,985 shares at September 30, 2000 and 2001,).